J.Q. Newton Davis, Esq.

Direct Phone: (617) 951-8383

Direct Fax: (617) 951-8736

newton.davis@bingham.com

March 28, 2007

Via Edgar

Nicholas P. Panos, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20546

Re:	International Electronics, Inc.

Schedule TO-T filed March 6, 2007

Schedule TO-T/A filed March 21, 2007

Filed by Rokonet Industries, U.S.A., Inc. and Risco Ltd.

SEC File No. 5-41233

Dear Mr. Panos:

On behalf of our client, Risco Ltd., a limited liability company organized under the laws of Israel (“Risco”), and its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., a New York corporation (the “Purchaser”), submitted herewith please find Amendment No. 2 to the Schedule TO, File No. 5-41233 (as amended, the “Schedule TO”). The Schedule TO has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 22, 2007 (the “Comment Letter”). In addition, the Schedule TO has been revised to update generally the disclosure provided therein.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Purchaser. Page numbers in each response refer to page numbers of the Schedule TO as submitted on the date of this letter.

Schedule TO-T

General

1.	The introductory remarks to the summary term sheet imply that only Rokonet is offering to purchase the shares of International Electronics. Please revise the offer to purchase to remove the implication that Risco is not similarly offering to purchase the shares. See General Instruction K(1) to Schedule TO.

Nicholas P. Panos, Special Counsel

March 28, 2007

Response: In response to the Staff’s comments, the Purchaser has revised the Offer to Purchase to remove the implication that Risco is not similarly offering to purchase the shares.

2. Acceptance for Payment and Payment

2.	Revise the Schedule TO to identify as bidders the other wholly-owned subsidiaries to whom the right purchase shares may be transferred or assigned, or advise. It appears these parties may be properly defined as bidders to the extent the offer is made on their behalf. See Rule 14d-1(g)(2) of Regulation 14D.

Response: In response to the Staff’s comments, the Purchaser confirms that the Purchaser may transfer or assign the right to purchase the Shares to one or more newly organized wholly-owned subsidiaries of Purchaser, and pursuant to the definition of “bidders” provided in Rule 14d-1(g)(2), such entities may be deemed to be [bidders] in the Offer. However, the Purchaser believes that such an assignment or transfer of these rights to a wholly-owned subsidiary, if undertaken, would not be considered a material change to the terms of the offering as the wholly-owned subsidiary would be in complete control of the Purchaser and such an assignment would not relieve Purchaser of any obligations under the Offer or prejudice the rights of any person to receive payment for Shares validly tendered and accepted for payment in the Offer. Therefore, the Purchaser has not amended the Schedule TO in response to this comment.

12. Source and Amount of Funds

3.	Disclose whether or not an alternative financing plan exists. See Item 1007 of Regulation M-A.

Response: In response to the Staff’s comments, the Purchaser has revised Item 12, Source and Amount of Funds, of the Offer to Purchase to affirmatively state that the Purchaser does not have an alternative financing plan.

14. Conditions to the Offer

4.	The disclosure indicates that once a condition is triggered, a failure by the bidders to exercise their right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the bidders decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. The bidders, through their action or inaction, also are not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that the bidders reserve the right to conduct an illusory offer.

Nicholas P. Panos, Special Counsel

March 28, 2007

Response: In response to the Staff’s comment, the Purchaser has revised Item 14, Conditions of the Offer, of the Offer to Purchase to state that the Purchaser shall not be able exercise their right to waive any of the conditions after the Expiration Date (as defined in the Offer to Purchase), the point of time when the Purchase will proceed with the offer.

5.	Explain to us the purpose of the language that any determination by the Purchasers concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that unit holders may challenge the Purchaser’s determinations.

Response: In response to the Staff’s comments, the Purchaser has revised Item 14, Conditions of Offer, of the Offer to Purchase to state that the determination by the Purchaser regarding the events in Item 14 shall be final and binding, subject to the stockholder’s right to bring any dispute to a court of competent jurisdiction.

Schedule TO-T/A

6.	We note the statements that, “Most of the conditions to RISCO’s offer are a direct result of management’s refusal to negotiate. Management could eliminate the most significant conditions by engaging in discussions with RISCO and supporting its offer, including the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute.” Please revise this statements to (1) quantify the number of conditions that exist due to the absence of negotiations and (2) remove the implication that the management of International Electronics has the authority to remove the bidders’ tender offer conditions.

Response: In response to the Staff’s comment, the Purchaser has revised Exhibit (a)(5)(c) to discuss the conditions the Purchaser believes would not exist if Management were to engage in negotiations with RISCO, and to remove the implication that Management has the authority to remove the bidder’s tender offer conditions.

Nicholas P. Panos, Special Counsel

March 28, 2007

*     *     *     *

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact the undersigned at (617) 951-8383.

Respectfully submitted,

/s/ J.Q. Newton Davis

J.Q. Newton Davis, Esq.

cc:	Moshe Alkelai, Risco Ltd.

John R. Utzschneider, Esq., Bingham McCutchen LLP